UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By:	/s/ Lily Dong
Name:	Lily Dong
Title:	Chief Financial Officer

Date: May 3, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release on 2012 First Quarter Financial Results

Exhibit 99.1

RDA Microelectronics Announces First Quarter 2012 Financial Results

Revenue Grew 30.5% Year-Over-Year;

Gross Margin Expanded to 35.9%, Operating Margin 20.0%

SHANGHAI, China, May 3, 2012— RDA Microelectronics (NASDAQ: RDA)(“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications, today announced its financial results for the first quarter ended March 31, 2012.

First Quarter Financial Highlights (in US dollars):

•

Revenue was $72.0 million, exceeding the Company’s guidance of $69 million to $71 million, and representing an increase of 30.5% from the $55.2 million in the first quarter 2011 and a decrease of 12.6% from the $82.4 million in the fourth quarter of 2011.

•	Gross margin of 35.9% was at the high end of the Company’s guidance, compared to 35.3% in the previous quarter and 33.3% in the first quarter of 2011.

•	Operating margin was 20.0%, an increase from 15.0% in the first quarter of 2011 and comparable to the previous quarter.

•

GAAP net income was $13.9 million, or $0.30 per diluted ADS, compared to $7.6 million, or $0.16 per diluted ADS, in the first quarter of 2011 and $16.6 million, or $0.37 per diluted ADS, in the previous quarter.

•

Non-GAAP net income was $15.1 million, or $0.33 per diluted ADS, compared to $8.5 million, or $0.18 per diluted ADS, in the first quarter of 2011 and $17.4 million, or $0.39 per diluted ADS, in the previous quarter.

For a reconciliation of non-GAAP financial measures, please refer to the tables included in this press release.

First Quarter Business Highlights:

•	Achieved a key milestone in Company history with 2 billion total ICs shipped.

•	Acquired the baseband intellectual property of Coolsand, significantly expanding the Company’s total addressable market and silicon content per handset.

•	Began sampling the RDALN16 Low Noise Amplifier for GPS applications on smartphones.

Commenting on the results, Vincent Tai, chairman and CEO of RDA Microelectronics, said, “During the first quarter, we continued to achieve strong results as revenue and profit increased significantly over the prior year comparable period. Our efficient operating model continued to produce solid margin performance and strong cash flow generation. First quarter revenue exceeded our guidance as demand strengthened after the Chinese New Year holiday. Increased shipment volumes of our Bluetooth and Power Amplifier products offset price declines experienced during the quarter. Additionally, our aggressive cost-down efforts for these products allowed us to meet our operating performance targets and maintain our market share leadership position. We were also pleased to reach a significant milestone for the Company in which cumulative IC shipments exceeded 2 billion units.

RDA Microelectronics Announces First Quarter 2012 Financial Results

“Also notable in the quarter, we announced our acquisition of Coolsand’s baseband IP, which significantly expands our total addressable market. We have completed the integration and hired the necessary personnel to support our future development work and ramping volume shipments. Initial customer demand for our 55nm integrated baseband product is very strong, and we are tracking well to our roadmap for future product introductions. RDA is solidly positioned for further market share gains in the global 2G marketplace with both our RF and baseband products, especially in the emerging markets outside of China. We have also taken steps to increase our presence in 3G with the introduction of new high performance products for the WCDMA and TD-SCDMA markets. Our second quarter growth will be driven by expanding volumes of our baseband product. Additionally, our products targeted at the smartphone market, such as the WiFi, Bluetooth and FM three-in-one combo chip, are on track with design-ins with our customers, and we expect to generate revenue from our WiFi combo chip in the second quarter, ahead of our original schedule. We remain focused on gaining meaningful share of the low cost smartphone market in China as the transition from feature phone to smart phone accelerates.”

First Quarter Operating Summary:

•

Revenue was $72.0 million, compared to $82.4 million in the previous quarter and $55.2 million in the first quarter of 2011. Revenue in the quarter exceeded the Company’s guidance mainly due to stronger than expected shipments of Power Amplifier (“PA”) and Bluetooth products. The year-over-year increase in revenue was driven by share gains in PA and increased demand for TD-SCDMA transceiver products.

•	Gross margin was 35.9%, compared to 35.3% in the previous quarter and 33.3% in the first quarter of 2011. The improvement in gross margin reflects the Company’s cost reductions for Bluetooth products.

•

R&D expenses were $8.3 million, compared to $8.7 million in the previous quarter and $7.3 million in the first quarter of 2011. The sequential decrease was mainly due to recognition of a government R&D grant for TD-SCDMA product development.

•

SG&A expenses were $3.2 million, down from $3.9 million in the previous quarter and up from $2.8 million in the first quarter of 2011. The sequential decrease was due to lower variable costs related to employee compensation expenses.

•	Net income increased to $13.9 million from $7.6 million in the first quarter of 2011 and decreased from $16.6 million in the previous quarter.

RDA Microelectronics Announces First Quarter 2012 Financial Results

Balance Sheet and Cash Flow Summary as of March 31, 2012:

•

Cash, cash equivalents and short-term investments were $142.9 million, compared to $142.2 million as of December 31, 2011. In the first quarter of 2012, the Company generated $18.8 million in cash from operations, compared to $10.6 million in the prior quarter and $4.1 million in the first quarter of 2011. In addition, the company invested $17.7 million in cash, primarily for the acquisition of intellectual property (“IP”) from Coolsand and Trident.

•

Accounts receivable decreased to $24.1 million, compared to $43.4 million as of December 31, 2011. The $19.3 million sequential decrease includes an $12.0 million offset of the receivable from Coolsand against a portion of the consideration payable by the Company in the IP transaction.

•

Inventory decreased $6.8 million to $29.3 million from the $36.1 million as of December 31, 2011. The sequential decrease was primarily due to strong product sell-through of PA and Bluetooth products during the period.

•	Recorded $55.3million intangible assets and $8.9 million goodwill, primarily as a result of the Coolsand and Trident IP acquisition.

•	Accounts payable was $34.5 million, compared to $32.5 million as of December 31, 2011.

Second Quarter 2012 Business Outlook:

For the second quarter of 2012, the Company expects revenue to be in the range of $94 million to $100 million, an increase of 40% to 48% year-over-year and 31% to 39% sequentially, reflecting the addition of baseband revenue. The Company expects gross margins to be in the range of 30.5% to 30.9% as a result of the consolidation of the lower margin baseband revenue from the Coolsand acquisition. The Company expects to expand gross margin toward the 35% corporate target in the coming quarters through cost-down efforts for its baseband products as well as increased shipments of higher margin products.

Conference Call:

RDA Microelectronics will host a conference call and live webcast for analysts and investors at 8:00 a.m. EST on May 3, 2012 (8:00 p.m. in China).

•	For parties in the United States and Canada, please call 1-877-280-7280, conference code 70694110

•	For parties in Hong Kong, please call 800933597, conference code 30114540

•	Other International parties please call 1-678-825-8232, conference code 70694110

RDA Microelectronics will provide a live webcast of the conference call that will be accessible from the “Investors” section of the Company’s website at www.rdamicro.com. The webcast will be archived on the website for a period of 30 days. An audio replay of the conference call will also be available two hours after the call and will be available for seven days. To hear the replay, parties in the United States and Canada should call 1-855-859-2056 and enter pass code 70694110, International parties should call 1-404-537-3406 and enter the same pass code.

RDA Microelectronics Announces First Quarter 2012 Financial Results

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, baseband, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include the Company’s anticipated growth strategies; its future results of operations and financial condition; economic conditions in China; the regulatory environment in China; the Company’s ability to attract customers and leverage its brand; trends and competition in the semiconductor industry; migration to new technology; the entry into baseband, new TV and display market and other factors and risks detailed in the Company’s filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable but whose accuracy or completeness the Company cannot guarantee. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, which are defined as non-GAAP financial measures by the SEC. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see below and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

RDA Microelectronics Announces First Quarter 2012 Financial Results

The Company believes that adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense, viewed in conjunction with the GAAP financial measures, provide meaningful supplemental information regarding the Company’s performance and that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s historical performance and when planning and forecasting the Company’s performance in future periods. The Company believes that excluding share-based compensation expenses and amortization of acquired and licensed intangibles helps both management and investors to get a better understanding of its ongoing business. Adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense do not include share-based compensation expenses and amortization of acquired and licensed intangibles that impact the Company’s operating expenses and net income for the period. In addition, the Company’s adjusted (non-GAAP) net income and net income per diluted ADS, adjusted (non-GAAP) R&D expense and adjusted (non-GAAP) SG&A expense may not be comparable to measures with the same or similar titles utilized by other companies, since other companies may not calculate such measures in the same manner as the Company does. The Company compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from these non-GAAP financial measures. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

or

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com

RDA MICROELECTRONICS, INC.

Consolidated Balance Sheet Information

	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
ASSETS
Current assets
Cash and cash equivalents	54,845	66,178	66,856
Short-term investments-time deposit	34,917	76,009	76,036
Investment in fixed income mutual fund	20,000	—	—
Accounts receivable	20,504	43,415	24,114
Inventories	45,316	36,095	29,298
Prepaid expenses and other current assets	831	7,122	5,895
Deferred tax assets	80	14	8

Total current assets	176,493	228,833	202,207

Non-current assets
Property, plant and equipment, Net	2,445	5,451	5,547
Intangible Assets	—	—	55,327
Goodwill	—	—	8,900
Other long-term assets	64	8,050	1,266
Investment	—	48	48
Deferred tax assets	9	—	—

Total assets	179,011	242,382	273,295

LIABILITIES
Current liabilities
Accounts payable	21,107	32,543	34,546
Accrued expenses and other current liabilities	11,543	28,253	18,197
Deferred revenue	9,720	10,651	9,590

Total current liabilities	42,370	71,447	62,333

Deferred tax Liability	—	—	69

Total liabilities	42,370	71,447	62,402

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Ordinary shares	2,615	2,639	2,819
Additional paid-in capital	114,279	117,478	144,112
Recourse loans	—	(509)	(1,174)
Accumulated other comprehensive income	776	1,136	1,148
Treasury stock	—	(12,835)	(12,887)
Retained earnings	18,971	63,026	76,875

Total shareholders’ equity	136,641	170,935	210,893

Total liabilities and shareholders’ equity	179,011	242,382	273,295

RDA MICROELECTRONICS, INC.

Consolidated Statement of Operations Information

	Quarter Ended
	Mar 31, 2011	Dec 31, 2011	Mar 31, 2012
	(unaudited)	(unaudited)	(unaudited)
	(amounts in thousands of USD, except number of shares and per share data)
Revenue	55,151	82,355	71,995
Cost of revenue	(36,786)	(53,258)	(46,129)

Gross profit	18,365	29,097	25,866

Operating expenses:
Research and development	(7,263)	(8,713)	(8,264)
Selling, general and administrative	(2,816)	(3,897)	(3,192)

Total operating expenses	(10,079)	(12,610)	(11,456)

Operating income	8,286	16,487	14,410
Other income:
Interest income	110	718	770
Other income, net	(14)	486	—

Income before income taxes	8,382	17,691	15,180
Income tax expense	(806)	(1,129)	(1,330)

Net income	7,576	16,562	13,850

Earnings per ordinary share
- Basic	0.03	0.06	0.05
- Diluted	0.03	0.06	0.05

Earnings per ADS
- Basic	0.17	0.39	0.32
- Diluted	0.16	0.37	0.30

Weighted average ordinary shares outstanding

- Basic	262,703,789	256,687,892	258,965,506
- Diluted	280,662,471	271,996,406	274,114,101

Share-based compensation was allocated in operating expenses as follows:
Research and development	568	408	371

Selling, general and administrative	352	432	372

RDA MICROELECTRONICS, INC.

Reconciliation of GAAP and Non-GAAP Results

(amounts in thousands of USD, except number of shares and per share data)

	Quarter Ended Mar 31, 2012
			(unaudited)
		% of	Share-based	Amortization of	Non-GAAP % of	Non-GAAP	% of
	GAAP Result	Net Revenue	Compensation	Intangible Assets	Net Revenue	Results	Net Revenue
Research and development	8,264	11%	371	480	1%	7,413	10%
Selling, general and administrative	3,192	4%	372	—	1%	2,820	3%

Total operating expenses	11,456	15%	743	480	2%	10,233	13%

Operating income	14,410	20%	743	480	1%	15,633	21%
Net income	13,850	19%	743	480	1%	15,073	20%

Diluted earnings per ordinary share	0.05		0.00	0.00		0.05
Diluted earnings per ADS	0.30		0.02	0.01		0.33

Weighted average ordinary shares outstanding-Diluted	274,114,101		274,114,101	274,114,101		274,114,101

	Quarter Ended Dec 31, 2011
			(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	Amortization of Intangible Assets	Non-GAAP % of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	8,713	10%	408	—	0%	8,305	10%
Selling, general and administrative	3,897	5%	432	—	1%	3,465	4%

Total operating expenses	12,610	15%	840	—	1%	11,770	14%

Operating income	16,487	20%	840	—	1%	17,327	21%
Net income	16,562	20%	840	—	1%	17,402	21%

Diluted earnings per ordinary share	0.06		0.00	—		0.06
Diluted earnings per ADS	0.37		0.02	—		0.39

Weighted average ordinary shares outstanding-Diluted	271,996,406		271,996,406	—		271,996,406

	Quarter Ended Mar 31, 2011
			(unaudited)
	GAAP Result	% of Net Revenue	Share-based Compensation	Amortization of Intangible Assets	Non-GAAP % of Net Revenue	Non-GAAP Results	% of Net Revenue
Research and development	7,263	13%	568	—	1%	6,695	12%
Selling, general and administrative	2,816	5%	352	—	1%	2,464	4%

Total operating expenses	10,079	18%	920	—	2%	9,159	16%

Operating income	8,286	15%	920	—	2%	9,206	17%
Net income	7,576	14%	920	—	2%	8,496	16%

Diluted earnings per ordinary share	0.03		0.00	—		0.03
Diluted earnings per ADS	0.16		0.02	—		0.18

Weighted average ordinary shares outstanding-Diluted	280,662,471		280,662,471	—		280,662,471